
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2006



SIERRA HEALTH SERVICES, INC.

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(Exact name of registrant as specified in its charter)


Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)


2724 North Tenaya Way
Las Vegas, Nevada   89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities

On January 26, 2006, Sierra Health Services, Inc. ("Sierra") was notified that a holder of Sierra's 2¼% Senior Convertible Debentures due 2023 (the "Debentures") requested conversion of the holder's Debentures into Sierra common stock, par value $.005 per share (the "Common Stock"), in accordance with the indenture governing the debentures. On January 27, 2006, the holder converted $500,000 aggregate principal amount of the Debentures and, upon such conversion, received 54,674 shares of Common Stock.

The shares of Common Stock were issued in reliance upon the exemption from registration provided in Section 3(a)(9) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: January 31, 2006

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)